NAVISGO LLC, DBA NAVISYO

FINANCIAL STATEMENTS FOR THE PERIOD ENDED

December 31, 2020

TABLE OF CONTENTS

Independent Auditor's Report i

Financial Statements

Balance Sheet 1
Income Statement 2
Cash flows Statement 3
Equity Statement 4
Notes to Financial Statements 5-7

INDEPENDENT AUDITOR'S REPORT

To the Members of
Navisgo, LLC. DBA Navisyo
Pembroke Pines, FL 33025

Reports on the Financial Statements

We have audited the accompanying initial Balance Sheet, of Navisgo, LLC. DBA Navisyo as of December 31, 2020 and the related statement of income, statement of equity, statement of cash flows and the related notes to the financial statements for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navisgo, LLC. DBA Navisyo as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

LSM CPA FIRM, P.A.,
North Miami Beach, FL 33179
License Number AD70503
December 15, 2021

NAVISGO LLC, DBA NAVISYO

BALANCE SHEET

DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	1,084.07
Accounts receivable, net		-
Inventory		-
Loans receivable - related party		-
Prepaid expenses and other current assets		8,977.11
TOTAL CURRENT ASSETS	$	10,061.18
PROPERTY AND EQUIPMENT		
Property and equipment, net		-
		-
OTHER ASSETS		
Start-Up costs		116,896.00
Deposits		-
		116,896.00
TOTAL ASSETS	$	126,957.18

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	-
Credit cards Payable		-
Warranty Reserve		-
Accrued Expenses		-
Sales tax Payable		-
Deferred Revenue		-
TOTAL CURRENT LIABILITIES		-
TOTAL LIABILITIES		-
SHAREHOLDERS' EQUITY		
Member Units – Voting (Alex & Lucie)		92,445.43
Member Units – Non -Voting		46,621.57
Retained earnings		(12,109.82)
TOTAL SHAREHOLDERS' EQUITY		126,957.18
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	126,957.18

See independent Auditor's report and accompanying notes to financial statements.

NAVISGO LLC, DBA NAVISYO
INCOME STATEMENT
APRIL 23, 2020 TO DECEMBER 31, 2020

		USD
REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Website Memberships and subscription		437.61
Marketing Costs		3,953.59
Legal Cost-Company setup		3,917.53
Misc. + Phone Bills + FEDEX / Accounting		1,957.00
Depreciation/Amortization		-
Bank Charges		39.36
Apps Subscription		1,554.73
Miscellaneous Expenses		250.00
TOTAL OPERATING EXPENSES		12,109.82
NET OPERATING LOSS		(12,109.82)
OTHER INCOME/(EXPENSE)		
Interest expense		-
Interest Income		-
TOTAL OTHER INCOME/(EXPENSE)		-
NET INCOME (LOSS)	$	**(12,109.82)**
OTHER COMPREHENSIVE INCOME/(LOSS)		
Foreign currency translation gain/(loss)		-
TOTAL COMPREHENSIVE LOSS	$	**(12,109.82)**

See independent Auditor's report and accompanying notes to financial statements.

NAVISGO LLC, DBA NAVISYO

CASH FLOWS STATEMENT

DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit / (Loss)	$	**(12,109.82)**
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation expense		-
(Increase) / decrease in assets:		
Accounts receivable		-
Inventory		-
Prepaid expenses and other current assets		**(8,977.11)**
Security deposit		-
Increase / (decrease) in liabilities:		
Accounts payable		-
Credit cards payable		-
Warranty reserve		-
Sales tax payable		-
Deferred revenue		-
Accrued expenses		-
CASH USED FOR OPERATING ACTIVITIES		(21,086.93)
CASH FLOWS FROM INVESTING ACTIVITIES		
Member Units – Voting		92,445.43
Member Units – Non Voting		46,621.57
Cash used for Intangible Assets		(116,896.00)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		22,171.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Finance Cost Paid		-
CASH PROVIDED BY INVESTING ACTIVITIES		-
NET INCREASE (DECREASE) IN CASH		1,084.07
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	1,084.07

See independent Auditor's report and accompanying notes to financial statements.

NAVISGO LLC, DBA NAVISYO
EQUITY STATEMENT
DECEMBER 31, 2020

	Member Units – Voting		Member Units – Non Voting		Additional	Retained Earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	910.00	92,445.43	90.00	46,621.57	-	-	$ 139,067.00
Other comprehensive gain / (loss)	-	-	-	-	-	-	-
Net income	-	-	-	-	-	(12,109.82)	$ (12,109.82)
ENDING BALANCE, DECEMBER 31, 2020	$ 910.00	$ 92,445.43	$ 90.00	$ 46,621.57	$ -	$ (12,109.82)	$ 126,957.18

See independent Auditor's report and accompanying notes to financial statements.

NAVISGO LLC, DBA NAVISYO
NOTES TO THE FINANCIAL STATEMENT DECEMBER 31, 2020

1. Nature of Organization

The financial statements have been prepared to present the financial position and results of operations of the following related entity (collectively, the "Company"). The financial statement only includes information from date of incorporation, April 23, 2020) through December 31, 2020.

Navisgo LLC, DBA Navisyo was incorporated in the State of Florida on April 23, 2020.

Navisyo is a tech start-up company that aims to revolutionize the global boating industry, empowering both the traveling community and the boat owners connecting them directly offering three categories of services, 'Floatel" for overnight stays on a boat, "Voyage" for those wishing to hop on a pre-schedule voyage with its owners and the third category of offers is called "Event" for those wishing to rent space on a boat to celebrate a special event on the water.

The Company operates on a December 31st year-end.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements include the accounts of Navisgo LLC, DBA Navisyo, (collectively, the "Company). Navisgo LLC, DBA Navisyo, is fully owned Navisgo LLC, DBA Navisyo. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of the costs for creating and developing the technological platform needed to provide the services of the Company.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

2. Summary of Significant Accounting Policies (continued)

Operations

All operations associated with Navisgo LLC, DBA is remote and has adapted to the current situation.

3. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4. Subsequent Events

Management evaluated subsequent events through December 15, 2021; the date the financial statements were available for issuance. On December 9, 2021, the company converted from a Limited Liability Company to a Florida Foreign Profit Corporation. In addition, the Company is incorporated as a Delaware Corporation under Navisyo Inc on November 16, 2021.